Exhibit (a)(10)

March 12, 2009

Dear Fellow Stockholders:

We are pleased to report to you that Genentech has signed a merger agreement under which Roche will acquire the outstanding publicly held shares of Genentech for $95.00 per share in cash. After a complete review and analysis, together with its independent financial and legal advisors, the Special Committee determined that the merger agreement and the transactions it contemplates, including Roche’s improved offer with a price of $95.00 and the merger itself, are fair to, and in the best interest of Genentech stockholders.

The Special Committee unanimously recommends that you accept Roche’s offer and tender your shares into the $95 offer.

The Special Committee initiated discussions following Roche’s increased $93 offer of March 6, based on the belief that a negotiated transaction at an appropriate price would best serve the interests of Genentech and its minority shareholders. We were pleased to reach an agreement at $95 cash per share. We reviewed many factors in reaching our conclusion, including those detailed in the enclosed amendment to the Schedule 14D-9, which the Company has filed with the Securities and Exchange Commission. We urge you to read the amendment to the Schedule 14D-9 carefully.

Genentech is a unique company that has a track record of creating exceptional value. We are pleased that we are able to assure that Genentech stockholders will receive fair value for their investment in the company through this offer from Roche.

We thank you for your support.

Sincerely,

The Special Committee of the Genentech Board of Directors

Charles A. Sanders, M.D.

Herbert W. Boyer, Ph.D.

Debra L. Reed